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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **April, 2006**

Commission File Number **29606**

SHARPE RESOURCES CORPORATION
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-4009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Sharpe Resources Corporation
	(Registrant)
Date:___April 30, 2006___	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (05-06)

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the "MD&A") of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the "Corporation") constitutes management's review of the factors that affected the Corporation's financial and operating performance for the year ending December 31, 2005. The MD&A was prepared as of April 30, 2006 and should be read in conjunction with the audited annual financial statements for the year ended December 31, 2005 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Company is continued under the New Brunswick Business Corporation Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

In late 2004 the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western U.S.

Sharpe has purchased an option (the "Option") from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $100,000 (Cdn) ($78,125 US). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Results of Operations

Net income for the year ending December 31, 2005 was $289,238, as compared to a net loss of $194,909 for the year ending December 31, 2004. This was the result of the company selling all of its remaining working and revenue interests in the West Thrifty Project in June, 2005. All costs relating to the West Thrifty property were previously written-off. Proceeds from the sale of the property, net of disposal fees, have been recorded as a realized gain on the sale. Inventory of $5,750 was included in this sale. An obligation for future site restoration and abandonment in the amount of $13,500 has been reversed in the current year as a result of the sale of the property, and has been included in the gain on disposition. The gain on the sale of the property was $416, 320. The sale price of $434,000 less settlement of payables of $17,260 resulted in net cash proceeds of $416,740 (see note 8 of the 2005 year end audited financial statements for more details).

Petroleum and natural gas revenue decreased from $108,998 in 2004 to $17,644 in 2005. Operating expenses have decreased from $202,395 in 2004 to $5,648 in 2005. Again this is due to the sale of the remaining operating properties. All other expenses increased from $101,512 in 2004 to $139,078 in 2005. Included in this increase was $15,484 in stock option compensation (see Note 4(d) and 4(e) of the 2005 annual audited financial statements for the details of this expense).

As of September 15, 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western US. To this end Sharpe has purchased an option from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada, in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $78,125. To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Liquidity and Capital Resources

The Corporation's cash balance as at December 31, 2005 was $339,570 compared to $34,557 as at December 31, 2004. This is a direct result of the company selling its remaining working and revenue interests in the West Thrifty Project with net cash proceeds of the sale of $416,740. Total assets as at December 31, 2005 were $439,242. Total assets as at December 31, 2004 were $159,609 representing an increase for the year of $279,633. Current liabilities as at December 31, 2005 were $826,394 compared to $837,983 as at December 31, 2004. This decrease is the result of a decrease in Loan Claims from $664,533 at December 31, 2004 to $587,369 at December 31, 2005. There is also $21,547 which is Due from Related Party. These amounts were both advanced to and are advanced from Royal Standard Minerals Inc (RSM). RSM and the Company are related by virtue of a common officer and director. Also included is a payment of $25,500 made from a director to the Company.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. On January 24, 2006 the Company completed a private placement of 8,796,200 units of the Company at CDN $0.05 per unit for gross proceeds of CDN $439,810. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant is exercisable for one year from closing at CDN $0.10 per share. The subscribers under the private placement are directors of the Company. The warrants were valued using the Black-Scholes option pricing model where the value was determined to be CDN $237,497. The following assumptions were used: dividend yield 0%, risk-free interest rate 3.83%, expected volatility 190% and an expected life of 1 year. The units are subject to a hold period which expires May 25, 2006. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation's activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 35,184,803 are outstanding as at December 31, 2005. As at December 31, 2005 the Corporation had outstanding options to purchase 3,511,000 common shares with exercise prices of C$0.10 per share and expiration dates ranging from May 2007 to May 2010. During the year 219,000 options expired and 480,000 options were granted (see note 4(d) of the 2005 annual audited financial statements for more details). There were no warrants outstanding at December 31, 2005.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	2005	**2004**	**2003**
Selected Operating Data			
Oil & Gas Revenue	$17,644	$108,998	$159,527
Production Costs	($5,648)	($202,395)	($235,978)
Expenses	($139,078)	($101,512)	($136,924)
Gain on disposal of asset	$416,320	$0	$189,727
Net Income (Loss) for the period	$289,238	($194,909)	($13,648)
Earnings (Loss) per share basic	$0.01	($0.01)	($0.00)
Earnings (Loss) per share diluted	$0.01	($0.01)	($0.00)

	2005	**2004**	**2003**
Selected Balance Sheet Data			
Total Assets	$439,242	$159,609	$209,531
Long Term Debt	$0	($664,533)	($664,533)
Capital Stock	($10,999,986)	($10,999,986)	($10,921,861)
Deficit	($11,420,282)	($11,709,520)	($11,514,611)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	3 Mos Ending December 30, 2005	3 Mos Ending September 30, 2005	3 Mos. Ending June 30, 2005	3 Mos. Ending March 31,2005	3 Mos Ending December 30, 2004	3 Mos Ending September 30, 2004	3 Mos. Ending June 30, 2004	3 Mos. Ending March 31, 2004
Revenue	$17,644	$0	$0	$0	$75,850	$0	$18,348	$14,800
Expenses	$13,954	($44,025)	($86,653)	($28,002)	($150,098)	($18,806)	($15,151)	($119,852)
Realized Gain on Sale of Asset	($18,388)	$0	$434,708	$0	$0	$0	$0	$0
Net Income (Loss)	$13,210	($44,025)	$348,055	($28,002)	($55,900)	($18,806)	($15,151)	($105,052)
Net Income (Loss) per Common share basic and diluted	$0.01	$0.00	$0.00	$0.00	($0.01)	$0.00	$0.00	$0.00

Transactions with Related Parties

Following is a summary of the related party transactions of the Corporation for the last three years ending December 31:

1.

	2005	**2004**	**2003**
Due from related party*	$21,547	$21,547	$33,070
Due to related party*	$156,129	$76,515	$44,609

*These amounts were both advanced to and are advanced from Royal Standard Minerals Inc. Also included is a payment of $25,500 made from a director to the company.

2. Sharpe has purchased an option from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada, in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $78,125. To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Royal Standard Minerals Inc. and the company are related by virtue of a common officer and director.

Changes in Accounting Policies

The CICA Handbook Section 3870, Stock-based compensation and other stock-based payments requires that compensation of option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company as permitted by CICA Handbook Section 3870 has adopted this section prospectively for new options awards granted on or after January 1, 2003. The fair value compensation expense recorded for the year ended December 31, 2003 was $17,660 using the Black-Scholes pricing model (see note 4(e) of the 2004 audited financial statements).

Risk and Uncertainties

At the present time, the Corporation does not have sufficient assets to maintain ongoing profitability. The Corporation's ability to acquire and develop new projects is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results no to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation's website at www.sharpe-resources.com.

\s\ Roland M. Larsen

Roland M. Larsen
President

Heathsville, VA
April 30, 2006